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                                                                       EXHIBIT 2


                                    AGREEMENT


Party A:          DF China Technology Inc., a BVI company listed in Nasdaq (code
                  DFCT), jointly and severely with Dransfield Cyber Inc., registered at Cayman Islands, with principal address at: 8th Floor, North Wing, Kwai Shun Industrial Center, 51-63 Container Port Road, Kwai Chung, Hong Kong

Party B: Tianjin 3D Lab, jointly and severely with Tianjin 3D Image Technique Co., Ltd., headed by Professor Lee Chang, with principal address at Dong Li, Tianjin. PRC


Whereas Party A understands the commercial potential of TJ3D's technology and agrees to use its IPO know-how and its financial finesse to become a partner taking Party B public.

Whereas Party B, under the leadership of Professor Lee Chang, holder of multiple international patents on 3-D technology, wishes to enter a business joint venture with Party A.

Therefore, the parties agree on the following:

     1. Party A agrees to acquire 26% of Party B for a consideration of US$7.8 million by issuing 1.56 million shares valued at US$5.00 per share. Party B agrees not to dispose of the shares for a period of 2 years from issuance.

     2. Party A believes the minimum fair value per share of DFCT shall be US$5 at the end of the 2-year holding period. In the unlikely event that the price is less than US$5/share, Party B has the option to require Party A to top up the difference either by cash or in share equivalent.

     3. Party B may allocate no more than 40% of this 1.56 million DFCT shares to deserving staff/investor(s).

     4. Both Parties will nominate members for the board of directors in accordance will shareholding ratio.

     5.   Party B also undertakes to accomplish the following prior to IPO:

                  o His personal shareholding and those he has full voting rights (in Party B) shall be no less than 60% prior to IPO.

                  o Before tax profit for the years ending December 31, 2000 and 2001 shall be no less than US$1 million and US$3 million respectively.

     6. Party B is responsible for obtaining all government clearance for the IPO of the company. Furthermore, Party B is responsible to stabilize its staff and to pay for all IPO out-of-pocket expenses.


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     7.   Subject to 5 above, Party A is responsible (on an exclusive basis) for taking the company public in Nasdaq, with the intention of raising US$30 million of capital within 2 years after the signing of this agreement.

     8. Party A and B will prepare a Business Plan within 60 days from this agreement.

     9.   The law of Hong Kong SAR of PRC shall govern this agreement.



For and on behalf of                                 For and on behalf of
Party A:                                             Party B:




/s/ Horace Yao Yee Cheong                            /s/ Professor Lee Chang
-------------------------                            ---------------------------
Horace Yao Yee Cheong                                Professor Lee Chang



Dated 8 August 2000


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